

March 30, 2015

Via E-mail
Yvette VanRiper
Corporate Securities Counsel and Assistant Secretary
Masco Corporation
21001 Van Born Road
Taylor, MI 48180

> **Re:** **Masco SpinCo Corp.**
> **Registration Statement on Form 10**
> **Filed March 4, 2015**
> **File No. 1-36870**

Dear Ms. VanRiper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.	We note that you intend to provide significant additional information in an amendment to the registration statement on Form 10, including information regarding management, directors, the compensation discussion and analysis, security ownership of certain beneficial owners and management, financing arrangements, and key terms of the various agreements you will enter into with Masco in connection with the separation and distribution. To the extent practicable, please include this information in the next amendment to the registration statement on Form 10.

Exhibit 99.1 – Preliminary Information Statement
General

2.	We note your statement on page one that you are the "leading installer and distributor of insulation products to the United States construction industry, based on revenue." Please revise your disclosure to clearly identify the source(s) relied upon and the basis for this statement. We further note your reference to a third-party study you commissioned in mid-2014. Please supplementally provide us with a copy of such report.

Questions and Answers About the Separation, page 8

3.   Please consider adding questions & answers relating to the conditions to the distribution, the management of SpinCo after the separation, and SpinCo's indebtedness following the separation.

Risk Factors, page 11
Risks Relating to the Separation, page 11

4.   We note your disclosure which states the historical combined financial information you present, may not include all costs of the separation including the settlement of intercompany accounts. Please explain to us the portion of this statement regarding intercompany accounts and how they are not reflected in the financial statements you present.

Transfer or assignments to us of some contracts…, page 14

5.   We note that certain contracts to be assigned from Masco to you will require the contractual counterparty's consent and may result in the counterparty seeking more favorable terms. Please revise this risk factor to explain when you anticipate that the assignment of such contracts will be completed. To the extent that any contracts to be assigned are material to your business, please highlight any material risk of obtaining the consent of the contractual counterparties for such contracts.

Risks Relating to Our Business, page 17
We are dependent on third-party suppliers and manufacturers…, page 18

6.   We note that you source the majority of your building products from a limited number of large suppliers. To the extent any of these supply contracts represent material contracts pursuant to Item 601(b)(10) of Regulation S-K, please file such contracts as exhibits to the registration statement.

Special Note Regarding Forward-Looking Statements, page 30

7.   We note your references on pages 30 and 52 to the Private Securities Litigation Reform Act of 1995. Please be advised that we view the public distributions of shares in the proposed spinoff transaction as the company's initial public offering. See paragraph (b)(2)(D) of Section 21E of the Securities Exchange Act and revise appropriately.

The Separation, page 31
Reasons for the Separation, page 31

8.   Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led Masco's board to approve the separation of the insulation business from Masco's remaining segments and recommend that the company be spun-off as a stand-alone public company.

Tax Opinions, page 35

9.   Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution and whether the Masco Board has any current intention to waive the tax opinion as a condition to the spin-off.

Conditions to Distribution, page 38

10.   Please specify the "material governmental approvals and consents" needed to effect the distribution. Describe progress to date in obtaining regulatory approvals and consents.

Tax Matters Agreement, page 40

11.   Please clarify the following with regard to your Tax Matters Agreement:
   - Disclose for investors whether or not you believe the matters which would cause the transaction to fail to qualify for the intended tax treatment are within your control.
   - We note your disclosure on page 36 which states that if the Separation were to become taxable, the liability for such payment of tax could have a material adverse effect on your company. Please tell us what consideration you have given to quantifying the potential range of tax liability that may arise if the Separation were to become taxable. If you believe the range of amount of potential liability is not reasonably estimable, please disclose that fact.
   - Please clarify in your disclosure whether or not your exposure for potential tax liability is capped or limited in any way.

Unaudited Pro Forma Combined Financial Statements, page 46

12.   Please revise your disclosure to state that your pro forma adjustments to your statement of operations are those which are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Conversely, your pro forma adjustments to your balance sheet should be those that are factually supportable and directly attributable to the transaction. Please refer to Rule 11-02(b)(6) of Regulation S-X for additional guidance.

13.   We note your disclosure which indicates your pro forma financial information does not include adjustments for all the costs of operating as a stand-alone company. Please refer to Instruction 4 of Rule 11-02(b) of Regulation S-X and tell us whether you believe the corporate overhead allocations previously used are reasonable. If you believe the historical allocations are reasonable, please state that view in your disclosure.

14.   Please tell us whether your Employee Matters Agreement will cause the recognition of compensation expense, particularly with regard to your stock options and what consideration you have given to providing pro forma disclosure of any such expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52
Liquidity and Capital Resources, page 56
Cash Flows, page 57

15.   Your discussion of net cash provided by operations appears to repeat information found on the statement of cash flows on page F-5. Please revise your filing to provide a more robust discussion regarding the primary drivers and other material factors which impacted your operating cash flows.

Business Segment Results Discussion, page 60
Installation, page 61

16.   We note that your operating results for fiscal years 2012, 2013, and 2014 were all positively impacted by a more favorable relationship between selling prices and commodity costs. Please revise your disclosure to explain the specific changes in selling prices and commodity costs that impacted operating results, and quantify such changes to the extent practicable. To the extent applicable, please also disclose any material trends in selling prices and commodity costs.

Compensation Discussion & Analysis, page 79
Compensation of Executive Officers, page 84
2014 Summary Compensation Table, page 84

17.   Please amend this section to include summary disclosure for all named executive officers for the last three fiscal years. Alternatively, please provide us with a detailed analysis which supports your belief that you are not required to provide this additional disclosure. See Question 217.01 of our Regulation S-K Compliance and Disclosure Interpretations.

18.   We note footnote five states that the named executive officers received performance-based cash bonuses that were paid based on the attainment of performance targets. Please disclose the actual performance targets and payouts associated with meeting the performance targets. Please also disclose the actual results achieved by the company and how you evaluated the results to reach the actual payout.

Notes to the Financial Statements
B. Accounting Policies
Revenue Recognition, page F-8

19. We note you record revenue for unbilled services in your installation segment based upon estimates of material and labor incurred. Please expand your policy disclosure including your critical accounting policy disclosure, to more fully explain your revenue recognition policies for the types of contracts you enter into. It's not clear whether you engage in time-and-material contracts, fixed-price contracts, unit-priced contracts, etc. Further, it appears you may be accounting for revenues for this segment using the percentage-of-completion method. If true, please provide the disclosures required by ASC 605-35-50-2 and ASC 605-35-50-9 and any other elements of ASC 605-35-50 that may be applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel, Staff Accountant, at 202-551-3723 or John Cash, Accounting Branch Chief, at 202-551-3762 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Erin Jaskot, Staff Attorney, at 202-551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: Via E-mail
Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP